UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Satsuma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

RA Capital Management, LLC

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 4,681,858 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 4,681,858 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,681,858 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.2%[1]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1 The reporting person is the beneficial owner of 4,681,858 shares of the Issuer’s Common Stock which constitute approximately 28.2% of the class outstanding. The percentage calculation assumes that there are currently 16,605,256 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 13, 2019.

CUSIP No. 80405P107

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 4,681,858 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 4,681,858 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,681,858 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.2%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 4,681,858 shares of the Issuer’s Common Stock which constitute approximately 28.2% of the class outstanding. The percentage calculation assumes that there are currently 16,605,256 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 13, 2019.

CUSIP No. 80405P107

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to common stock, par value $0.0001 per share (the “Common Stock”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is: 400 Oyster Point Boulevard, Suite 221, South San Francisco, CA 94080.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) RA Capital Management, LLC (“RA Capital”) and (ii) Peter Kolchinsky (together, the “Reporting Persons”).

The Common Stock reported herein includes 3,923,460 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 758,398 shares held in a separately managed account (the “Account”). RA Capital is the general partner of the Fund and serves as investment adviser for the Account. Peter Kolchinsky is the manager of RA Capital. As the investment adviser to the Fund and the Account, RA Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer owned by the Fund or the Account. As the manager of RA Capital, Dr. Kolchinsky may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital is a registered investment adviser within the meaning of Rule 13d-1(b)(1)(ii)(E) and Rule 16a-1(a)(v), and Dr. Kolchinsky is a parent or control person of RA Capital within the meaning of Rule 13d-1(b)(1)(ii)(G) and Rule 16a-1(a)(1)(vii). RA Capital and Dr. Kolchinsky disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act. The filing of this Statement shall not be deemed an admission that either RA Capital or Dr. Kolchinsky is the beneficial owner of such securities for any other purpose.

(b) The business address of each of the Reporting Persons is: 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c) The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Account. The principal occupation of Dr. Kolchinsky is investment management.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons caused the Fund and the Account to purchase equity interests in the Issuer’s predecessor in a private placement, and those interests automatically converted into 3,348,525 shares of Common Stock at the consummation of the IPO. The Fund and the Account also purchased 1,333,333 shares of Common Stock from the underwriters of the IPO. All purchases were for cash and were funded by working capital of the Fund and the Account.

CUSIP No. 80405P107

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Mr. Rajeev Shah, a portfolio manager and managing partner of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Conversion	17-Sep-2019	1,642,879* and 365,530	(1)
Conversion	17-Sep-2019	1,139,635* and 200,481	(2)
Purchase	17-Sep-2019	1,140,946* and 192,387	$15.00

(1)	The Reporting Persons acquired Series A Preferred Stock of the Issuer’s predecessor in two tranches which closed on December 16, 2016 and February 1, 2018 All Series A Preferred Stock converted automatically on a 1-for-1 basis into Common Stock in connection with the IPO.

CUSIP No. 80405P107

(2)	The Reporting Persons acquired Series B Preferred Stock of the Issuer’s predecessor in a transaction which closed on March 23, 2019. All Series B Preferred Stock converted automatically on a 1-for-1 basis into Common Stock in connection with the IPO.

Shares marked with an * were acquired by the Fund. The remaining shares were acquired for the Account.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a standard lock-up agreement with the Issuer and the underwriters of the IPO, prohibiting any sale of certain Common Stock holdings reported herein during the 180 days following the closing of the offering. The Reporting Persons may be released from lock-up prior to the expiration of the lock-up period at the sole discretion of the underwriters.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1         Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 80405P107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 17, 2019

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky

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Peter Kolchinsky

Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

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